SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                      BRILLIANT DIGITAL ENTERTAINMENT, INC.
                     --------------------------------------
                                (Name of Issuer)


                          COMMON STOCK $.001 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    109502104
                          ----------------------------
                                 (CUSIP Number)

                                  MAY 24, 1999
                     --------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

      |_|   Rule 13d-1(b)

      |X|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

-------------------------------                   ------------------------------
CUSIP NO. 109502104               SCHEDULE 13G           PAGE 2 OF 4 PAGES
-------------------------------                   ------------------------------
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  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Prince Ahmad Bin Khalid Al-Saud

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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |_|
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY


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  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Saudi Arabia
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                   5   SOLE VOTING POWER

    NUMBER OF          1,000,000
                  --------------------------------------------------------------
                   6   SHARED VOTING POWER
     SHARES
  BENEFICIALLY         0
    OWNED BY      --------------------------------------------------------------
 EACH REPORTING    7   SOLE DISPOSITIVE POWER
   PERSON WITH
                       1,000,000
                  --------------------------------------------------------------
                   8   SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
  9   AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,000,000
--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           |_|

--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      8.7%
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

* See Instructions before answering.

-------------------------------                   ------------------------------
CUSIP NO. 109502104               SCHEDULE 13G           PAGE 3 OF 4 PAGES
-------------------------------                   ------------------------------

ITEM 1.

      The Issuer is Brilliant Digital Entertainment, Inc. (the "Company"). The Company's principal executive offices are located at:
      6355 Topanga Canyon Blvd., Suite # 120,
      Woodland Hills, CA 91367

ITEM 2.

      This Schedule 13G is filed by Prince Ahmad Bin Khalid Al-Saud ("Prince Ahmad"), a citizen of Saudi Arabia. Prince Ahmad has purchased shares of the Company's Common Stock, par value $.001 (CUSIP # 109502104). Prince Ahmad's principal address is:
      P.O. Box 1011
      Riyadh, Saudi Arabia 11431

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) or 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

      Not applicable.

ITEM 4.     OWNERSHIP.

      On May 24, 1999, the Company sold to Prince Ahmad 1,000,000 shares of the Company's Common Stock, par value $.001 (the "Shares"). As the result of the purchase of the Shares, as of May 24, 1999, Prince Ahmad beneficially owned such 1,000,000 shares of Common Stock of the Company, which represented approximately 8.7% of the outstanding shares. With respect to all 1,000,000 Shares, Prince Ahmad holds the sole power to vote or to direct the vote, and to dispose or direct the disposition.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not applicable.

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CUSIP NO. 109502104               SCHEDULE 13G           PAGE 4 OF 4 PAGES
-------------------------------                   ------------------------------

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

      Not applicable.

ITEM 10.    CERTIFICATION.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





------------------------------         -----------------------------------------
           Date                             Prince Ahmad Bin Khalid Al-Saud